                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under The Securities Exchange Act of 1934

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               World CallNet, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)

                                    981430131
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                                 (CUSIP Number)

                                  Peter Boonen
                                 MailTV Pty Ltd
                          Level 19, 323 Castlereagh St.
                     Sydney, New South Wales, Australia 2000
                                 (612) 9281-1111
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 17, 2000
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                          (Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-l(f) or l3d-l(g), check the following box:

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CUSIP No. 981430131                      13D                Page 2 of 11 Pages

------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
                                 MailTV Pty Ltd
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF           (a)
         A GROUP                                            (b)
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   3     SEC USE ONLY
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   4     SOURCE OF FUNDS                                              WC, OO
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   5     CHECK BOX IF DISCLOSURE OF LEGAL
         PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
         2(d) OR 2(e)
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   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                  New South Wales, Australia
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       NUMBER OF               SOLE VOTING POWER                   2,900,000
        SHARES
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     BENEFICIALLY              SHARED VOTING POWER                         0
         OWNED
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        BY EACH                SOLE DISPOSITIVE POWER              2,900,000
       REPORTING
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        PERSON                 SHARED DISPOSITIVE POWER                    0
         WITH
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   11    AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON
------------------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW
         (11) EXCLUDES CERTAIN SHARES
------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT
         IN ROW (11)                                                    19.6%
------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON                                          CO
------------------------------------------------------------------------------

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ITEM 1. SECURITY AND ISSUER

     This Schedule 13D relates to the shares of Common Stock, par value $.001 per share (the "Common Stock"), of World CallNet, Inc., a corporation organized under the laws of the State of Delaware ("World CallNet"). The principal executive offices of World CallNet are located at Brecon House, Meridian Gate, 207 Marsh Wall, London E14 9YT.

ITEM 2. IDENTITY AND BACKGROUND

     (a) - (c) This Schedule 13D is being filed by MailTV Pty Ltd ("MailTV"), a corporation organized under the laws of New South Wales, Australia. MailTV's principal offices are located at Level 19, 323 Castlereagh St., Sydney, New South Wales, Australia 2000. MailTV's primary business is to exploit, in the Asia Pacific region (through a joint venture with World CallNet) and Australia (through licensing from World CallNet), the internet access and e-mail and communication business developed by World CallNet using the technology that has been developed by World CallNet.

     Annex A hereto, which is incorporated by reference, sets forth the name, business address and principal occupation or employment of each director and executive officer of MailTV, the name and address of each controlling shareholder of MailTV, and the name, business address and principal occupation or employment of each director and executive officer of such controlling shareholder. All information in this Schedule 13D with respect to the persons and entities listed on Annex A is given to the knowledge of MailTV.

     (d) During the past five years, neither MailTV nor any of the persons or entities listed on Annex A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, neither MailTV nor any of the persons or entities listed on Annex A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the persons listed on Annex A are citizens of Australia, except Barry Evans, who is a citizen of the United States of American.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On September 30, 1999, World CallNet, MailTV and Paul Goodman-Simpson entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") pursuant to which MailTV agreed to purchase from World CallNet 14,500,000 shares of Common Stock. The Stock Purchase Agreement was subsequently amended by two amendments entered into in December 1999. On February 17, 2000 MailTV received from World CallNet a certificate, dated October

                                       1
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4, 1999, representing 2,900,000 shares of Common Stock. Pursuant to the Stock
Purchase Agreement, the purchase price for such shares consisted of cash and shares of KeyClub.net, Inc., a Florida corporation ("KeyClub"). The parties to the Stock Purchase Agreement are negotiating the terms of the delivery of the remaining shares of Common Stock pursuant to the Stock Purchase Agreement.

ITEM 4. PURPOSE OF TRANSACTION

     MailTV entered into the Stock Purchase Agreement in order to acquire a large block of the issued and outstanding shares of Common Stock of World CallNet. In addition to the 2,900,000 shares of Common Stock of World CallNet previously delivered, the Stock Purchase Agreement provides for the issuance to MailTV of additional shares of Common Stock of World CallNet. The parties to the Stock Purchase Agreement are negotiating the terms of the delivery of the remaining shares of Common Stock pursuant to the Stock Purchase Agreement.

     Pursuant to the Stock Purchase Agreement, World CallNet appointed two nominees of MailTV, Peter Boonen and Gerard Farley, to the Board of Directors of World CallNet.

     The Stock Purchase Agreement provides for the execution of a Registration Rights Agreement (the "Registration Rights Agreement") between World CallNet and MailTV. The Registration Rights Agreement gives MailTV the right to demand, prior to December 31, 2004, that World CallNet effect the registration under the Securities Act of 1933 of one-half of the shares of Common Stock of World CallNet acquired by MailTV pursuant to the Stock Purchase Agreement. The Registration Rights Agreement also grants to MailTV "piggyback" registration rights with respect to one-half of the shares of Common Stock of World CallNet acquired by it pursuant to the Stock Purchase Agreement. The parties to the Registration Rights Agreement are negotiating the terms of the delivery of the Registration Rights Agreement.

     On February 23, 2000, World CallNet and MailTV entered into a Clarification Agreement (the "Clarification Agreement") in which the parties resolved some of the issues that had arisen under the Stock Purchase Agreement. The Clarification Agreement grants to MailTV the right to match any purchases of Common Stock by third parties, subject to certain conditions.

     Except as described in this Item 4, MailTV does not have any plans or proposals which relate to or would result in:

     (a) the acquisition by any person of additional securities of World CallNet, or the disposition of securities of World CallNet;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving World CallNet or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of World CallNet or any of its subsidiaries;

     (d) any change in the present board or management of World CallNet, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of World CallNet;

     (f) any other material change in World CallNet's business or corporate structure;

     (g) any changes in World CallNet's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of World CallNet by any person;

     (h) causing a class of securities of World CallNet to be delisted from a national securities exchange or to cease to be authorized to be quoted in any inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of World CallNet becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

     (j) any action similar to any of those enumerated above.

     The description of the Stock Purchase Agreement, the Registration Rights Agreement and the Clarification Agreement contained in this Schedule 13D do not purport to be complete and are qualified in their entirety by reference to such agreements, which are incorporated into this Schedule 13D by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) World CallNet's Quarterly Report on Form 10-QSB for the three months ended December 31, 1999 states that, as of January 31, 2000, there were 14,821,324 shares of Common Stock outstanding. The percentage set forth in this
Item 5(a) was derived using such number.

     MailTV is the beneficial owner of 2,900,000 shares of Common Stock. Such number represents approximately 19.6% of the outstanding shares.

     No shares of Common Stock of World CallNet are beneficially owned by any of the persons listed on Annex A, except that Peter Boonen has dispositive, but not voting power, over approximately 45,000 shares of Common Stock of World CallNet that are held by an entity which is incorporated outside of the United States and which operates outside the United States.

     (b) MailTV has the sole power to vote and dispose of the shares of Common Stock of World CallNet reported herein.

     Mr. Boonen has the sole power to dispose of the shares of Common Stock of World CallNet in which he has a beneficial interest. He does not have the power to vote such shares.

     (c) Except as described above in Item 3, neither MailTV nor any person listed on Annex A has effected any transaction in the shares of Common Stock of World CallNet during the past sixty days.

     (d) No person other than MailTV has the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of World CallNet reported herein.

     (e) MailTV has not ceased to be the beneficial owner of less than 5% of the outstanding shares of Common Stock of World CallNet.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Peter Boonen has been granted sole dispositive power with respect to 45,000 shares of Common Stock of World CallNet held by an offshore family investment company. Such company has not granted Mr. Boonen the right to vote the shares of Common Stock held by it. Other than such arrangement, the Stock Purchase Agreement, the Registration Rights Agreement and the Clarification Agreement, neither MailTV nor any person listed on Annex A has any contract, arrangement, understanding or relationship (legal or otherwise) with any other person with respect to any of the securities of World CallNet, including, but not limited to, the transfer or voting of any of the securities of World CallNet, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     1. Stock Purchase Agreement, dated as of September 30, 1999, among MailTV Pty Ltd, World CallNet, Inc. and Paul Goodman-Simpson (incorporated by reference to Exhibit 10.1 of the Form 8-K filed by World CallNet, Inc. (Commission File No. 1-12835) with the Securities and Exchange Commission on October 15, 1999).

     2. Agreements, dated December 15, 1999 and December 22, 1999 between MailTV Pty Ltd and World CallNet, Inc. amending the Stock Purchase Agreement, dated as of September 30, 1999, among such parties and Paul Goodman-Simpson (incorporated by reference to the Exhibit 10.2 to the Form 8-K/A filed by World CallNet, Inc. (Commission File No. 1-12835) on December 27, 1999).

     3. Registration Rights Agreement by and between World CallNet, Inc. and MailTV Pty Ltd (incorporated by reference to Exhibit 10.1of the Form 8-K filed by World CallNet, Inc. (Commission File No. 1-12835) with the Securities and Exchange Commission on October 15, 1999).

     4. Clarification Agreement, dated February 23, 2000, between World CallNet, Inc. and MailTV Pty Ltd.

                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 13, 2000                      MAILTV PTY LTD


                                          By: /s/ Peter Boonen
                                              ------------------------------
                                              Name:  Peter Boonen
                                              Title: Managing Director

                                                                         ANNEX A

     Set forth below are the name, positions with MailTV, business address and principal occupation or employment of each director and executive officer of MailTV.


Name, Position with MailTV
and Business Address                           Principal Occupation or Employment
--------------------                           ----------------------------------
Peter Boonen, Managing Director                Managing Director of MailTV Pty Ltd and
Level 19, 323 Castlereagh St.                  President and CEO of KeyClub.net, Inc.
Sydney, New South Wales, Australia 2000

Gerard Farley, Marketing Manager               Marketing Manager of MailTV Pty Ltd
Level 19, 323 Castlereagh St.
Sydney, New South Wales, Australia 2000


         KeyClub.net., Inc., a Florida corporation whose business address is Suite 711, 101 East Park Boulevard, Plano, Texas 75074, is the only shareholder of MailTV which may be deemed a controlling shareholder of MailTV.

         Set forth below are the name, positions with KeyClub, business address and principal occupation of each director and executive officer of KeyClub.


Name, Position with KeyClub
and Business Address                           Principal Occupation or Employment
--------------------                           ----------------------------------
Peter Boonen                                   Managing Director of MailTV Pty Ltd and
Director, President and CEO                    President and CEO of KeyClub.net, Inc.
Level 19, 323 Castlereagh St.
Sydney, New South Wales, Australia 2000

Barry Evans                                    Executive Chairman of KeyClub.net, Inc.
Director and Chairman
Suite 711
101 East Park Boulevard
Plano, TX 75074


     Select Corporate Services, Inc. owns approximately 27% of the shares of KeyClub.net, Inc. and Vanity A.V.V. owns approximately 23% of the shares of KeyClub.net, Inc.